NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada V6B 4W4

Tel: 604-331-3376 Fax: 604-688-4712

Netco Energy Inc. Closes $2.85 Million Asset Sale

VANCOUVER, November 23, 2005 - Netco Energy Inc. (the "Company") (TSXV: NEI) announces that the Company has completed the sale of its Jumpbush/Majorville area oil and gas assets to Endev Energy Inc. for Cdn $2.85 million, as originally announced on September 20, 2005 and further disclosed in the Company’s Material Change Report dated September 29, 2005 and Proxy Statement and Information Circular dated October 18, 2005. The transaction was approved by the shareholders at the Company’s recent Special Meeting held on November 18, 2005 with 99.89% of votes in favor. The TSX Venture Exchange issued final approval of the transaction on November 22, 2005.

Netco Energy Inc. will use the proceeds of the transaction to fund the Company's oil and gas exploration programs and for general working capital.

For further information, please contact Gordon Nielsen at (604) 331-3376 and/or visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Certain statements including future drilling programs, costs associated therewith, potential production and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards. Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.